Notice to ASX/LSE Rio Tinto appoints new Aluminium Chief Executive 5 September 2023 Rio Tinto has appointed Jérôme Pécresse to lead its Aluminium business, succeeding Ivan Vella. Jérôme, who was until recently President and CEO of General Electric (GE) Renewable Energy, will join Rio Tinto on 23 October 2023. Jérôme is a French citizen with over 30 years of business experience, including senior leadership roles in global companies in the mining and energy fields. He joined GE in 2015, when GE completed its acquisition of Alstom’s energy activities, as President and CEO of GE Renewable Energy. With 40,000 employees around the world, GE Renewable Energy had the broadest portfolio of equipment, projects and services in the industry, across hydropower, solar and storage, onshore and offshore wind, as well as for the electricity grid.  At Alstom, Jérôme also led the company’s Renewable Energy business. Before joining Alstom in 2011, Jérôme spent 13 years in the mining and metals processing industry at Paris- based global industrial minerals producer Imerys in various roles and ultimately as Chief Operating Officer. Jérôme started his career at Credit Suisse First Boston and is a graduate from Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées. Rio Tinto Chief Executive Jakob Stausholm said: "Jérôme brings a wealth of experience across renewable energy, mining, business development and strategy, ideal for shaping our industry leading aluminium business for a low carbon future. I look forward to welcoming Jérôme to Rio Tinto and to the diverse contribution I know he will make to our business at this critical moment for our industry.” Jérôme Pécresse said: “I am thrilled to be joining Rio Tinto to continue building a stronger and more sustainable global Aluminium business with our team around the globe. We have a key role to play in delivering on Rio Tinto’s strategy and supplying materials needed in a low carbon world.” EXHIBIT 99.1

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